As filed with the Securities and Exchange Commission on December 16, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Unclassified Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Executive Vice President, Secretary and General Counsel

Dividend Capital Diversified Property Fund Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Robert H. Bergdolt, Esq.

Christopher R. Stambaugh

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$20,000,000 (a)	$2,014(b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of unclassified common stock.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $100.70 per million of the aggregate amount of cash offered by the Company.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,014	Filing Party: Dividend Capital Diversified Property Fund Inc.
Form or Registration No.: 005-85609	Date Filed: November 12, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2015 (collectively with Amendment Nos. 1 and 2, the “Schedule TO”) by Dividend Capital Diversified Property Fund Inc., a Maryland corporation (the “Company”), relating to the Company’s offer to purchase for cash up to $20 million of shares of the Company’s unclassified common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $20.7 million) without amending or extending the offer in accordance with rules promulgated by the SEC, at a purchase price of $7.39 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2015, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO, is incorporated into this Amendment No. 2 by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby supplemented and amended as follows:

(1) The information under the section titled “SUMMARY TERM SHEET—May I tender Shares in this Offer for which I have requested, or for which I plan to request, redemption under the Company’s Class E SRP?” appearing on page 3 of the Offer to Purchase shall be replaced in its entirety with the following:

As the Class E SRP has been recently amended, redemption requests under the Class E SRP will not be accepted while we are conducting this Offer or any other self-tender offer for Class E shares. In addition, requests for redemption under the Class E SRP may only be made during a limited window each quarter and the program is only available in the event of the death or disability of a stockholder. Class E SRP redemption requests that are submitted through the Class E SRP during this Offer will not be accepted for consideration and will not affect your ability to participate in this Offer. See “The Offer — Section 5.”

(2) The information in the two final paragraphs in the section titled “THE OFFER—5. Purchase and Payment for Tendered Shares” appearing on page 17 of the Offer to Purchase shall be replaced in its entirety with the following:

As the Class E SRP has been recently amended, redemption requests under the Class E SRP will not be accepted while we are conducting this Offer or any other self-tender offer for Class E shares. In addition, requests for redemption under the Class E SRP may only be made during a limited window each quarter and the program is only available in the event of the death or disability of a stockholder. Class E SRP redemption requests that are submitted through the Class E SRP during this Offer will not be accepted for consideration and will not affect your ability to participate in this Offer.

(3) The information in the seventh paragraph in the section titled “THE OFFER—13. Certain Information About the Company—Our Business” appearing on page 23 of the Offer to Purchase shall be replaced in its entirety with the following:

There is no public market for any of our four classes of common stock and we currently have no obligation or plans to apply for listing on any public securities market. Therefore, redemption of shares by us is generally the only way for stockholders to dispose of their shares. We currently operate two separate share redemption programs, the Class E SRP for holders of Class E Shares, and one for holders of Class A Shares, Class W Shares and Class I Shares (the “Class AWI SRP”). As recently amended, the Class E SRP is only available in the event of the death or disability of a stockholder.

(4) The information in the first paragraph in the section titled “THE OFFER—13. Certain Information About the Company—Share Redemption Programs” appearing on page 24 of the Offer to Purchase shall be replaced in its entirety with the following:

We have adopted the Class E SRP, whereby Class E stockholders may request that we redeem all or any portion of their Class E Shares in accordance with the procedures and subject to certain conditions and limitations described below. As recently amended, the Class E SRP is only available in the event of the death or disability of a stockholder. The terms of the Class E SRP, as recently amended, are described in our Annual Report on Form 10-K for the year ended December 31, 2014, our Current Report on Form 8-K filed on November 12, 2015, and our Current Report on Form 8-K filed on December 16, 2015, each of which is incorporated by reference into this Offer to Purchase. We also have a separate Class AWI SRP for holders of our Class A Shares, Class W Shares or Class I Shares. The terms of the Class AWI SRP are described in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this Offer to Purchase. Both the Class E SRP and the Class AWI SRP are included as exhibits to the Schedule TO for this Offer. Our board of directors may modify, suspend or terminate our share redemption programs if it deems such action to be in the best interest of our stockholders.

(5) The list of documents incorporated by reference on page 30 of the Offer to Purchase shall be supplemented with the following:

•	our Current Report on Form 8-K, filed on November 12, 2015;

•	our Current Report on Form 8-K, filed on December 1, 2015; and

•	our Current Report on Form 8-K, filed on December 16, 2015.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by replacing exhibit (d)(iv) with the following:

(d)(iv) Second Amended and Restated Class E Share Redemption Program, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed December 16, 2015

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: December 16, 2015	Dividend Capital Diversified Property Fund Inc.

	By:	/s/ M. Kirk Scott
M. Kirk Scott

Chief Financial Officer and Treasurer

EXHIBIT INDEX

(a)(i)*	Offer to Purchase, dated November 12, 2015

(a)(ii)*	Form of Letter of Transmittal (including Instructions to Letter of Transmittal and Odd Lot Certification Form)

(a)(iii)*	Text of Letter to Stockholders and Summary Advertisement, dated November 12, 2015

(a)(iv)*	Text of E-mail to All Home Offices and Financial Advisors

(a)(v)*	Text of E-mail to Certain Financial Advisors (Client Redemption Requests Not Honored)

(a)(vi)*	Excerpt of Disclosure From Supplement No. 1 to the prospectus for the Company’s ongoing offering of Class A, Class W and Class I shares of common stock

(a)(vii)*	Buckslip Provided to Stockholders Requesting Ordinary Redemptions of Class E Shares Under Class E Share Redmeption Program

(a)(viii)*	Text of Letter to Stockholders (Redemption Requests Not Honored), dated December 11, 2015

(b)(i)	Amended and Restated Credit and Term Loan Agreement, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed January 13, 2015

(d)(i)	Form of Subscription Agreement for Class A and Class W Shares, incorporated by reference to Appendix A of the Prospectus included in Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-197767), filed September 4, 2015

(d)(ii)	Form of Subscription Agreement for Class I Shares, incorporated by reference to Appendix A of the Prospectus included in Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-197767), filed September 4, 2015

(d)(iii)	Fourth Amended and Restated Distribution Reinvestment Plan, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed July 12, 2012

(d)(iv)	Second Amended and Restated Class E Share Redemption Program, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed December 16, 2015

(d)(v)	Second Amended and Restated Class A, W and I Share Redemption Program, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed December 17, 2014

(d)(vi)	Second Amended and Restated Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed June 24, 2015

(d)(vii)	Amended and Restated Secondary Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed June 24, 2015

(d)(viii)	Form of Director Option Agreement, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed April 7, 2006

(d)(ix)	Form of Independent Director Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K, filed March 10, 2014

(d)(x)	Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated April 7, 2014, incorporated by reference to Exhibit 10.14 to Post-Effective Amendment No. 8 to the Company’s Registration Statement on Form S-11 (File No. 333-175989), filed April 11, 2014

(d)(xi)	Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated February 25, 2015 (relating to 135,359 restricted stock units), incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K, filed March 3, 2015

(d)(xii)	Restricted Stock Unit Agreement between the Company and Dividend Capital Total Advisors LLC, dated February 25, 2015 (relating to 88,788 restricted stock units), incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K, filed March 3, 2015

(d)(xiii)	Form of Restricted Stock Unit Notice with Form of Restricted Stock Unit Agreement between Dividend Capital Total Advisors LLC and its Employee, incorporated by refrence to Exhibit (d)(xiii) of the Company’s Tender Offer Statement on Schedule TO, filed July 7, 2015

(d)(xiv)	Form of Restricted Stock Award Agreement, incorporated by refrence to Exhibit (d)(xiv) of the Company’s Tender Offer Statement on Schedule TO, filed July 7, 2015

(h)	None.

*	Previously filed.